UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Duck Creek Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264120 106

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Vista Equity Partners Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)

Based on 132,892,979 shares of Common Stock of the Issuer issued and outstanding as of February 1, 2023 as reported in the Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on February 16, 2023.

1	Names of Reporting Persons Vista Equity Partners Fund VIII GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person PN

1	Names of Reporting Persons VEPF VIII GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person OO

1	Names of Reporting Persons Robert F. Smith
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person IN

This Amendment No. 2 (this “Amendment”) hereby amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) with a filing date of January 18, 2023, as amended and supplemented by Amendment No. 1 with a filing date of January 20, 2023 (as amended and supplemented by this Amendment, the “Schedule 13D”) relating to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Explanatory Note

This Amendment is made solely to disclose the entry of Parent into a Voting Agreement with Disco (Guernsey) Holdings L.P. Inc., (“Disco Holdings”) and Disco (Guernsey) GP Co. Limited (together with Disco Holdings, collectively, the “Apax Signatories”) and to update the Percent of Class Represented by Amount information on the cover pages. To implement the changes discussed above, the cover pages, Item 4 and Item 7 of the Schedule 13D are hereby amended and replaced in their entirety by the cover pages, Item 4 and Item 7 set forth herein.

Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4. Purpose of Transaction

On January 8, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Disco Parent, LLC, a Delaware limited liability company (“Parent”), Disco Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Issuer, whereby, among other things, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Parent and Merger Sub are affiliates of the Vista Entities and Robert F. Smith. As described in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding as of immediately prior to the Effective Time (other than shares of the Issuer’s Common Stock that are (A)(1) held by the Issuer and its subsidiaries; (2) owned by Parent or Merger Sub; or (3) owned by any direct or indirect wholly owned subsidiary of Parent or Merger Sub as of immediately prior to the Effective Time or (B) issued and outstanding as of immediately prior to the Effective Time and held by the Issuer’s stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised their statutory rights of appraisal in respect of such shares of the Issuer’s Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $19.00 (the “Per Share Price”). If the Merger is consummated, the Issuer’s Common Stock will cease to be registered under Section 12 of the Act, and the Issuer will become privately held as a subsidiary of Parent. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including, but not limited to: (i) affirmative vote of the holders of a majority of all of the outstanding shares of Issuer Common Stock to adopt the Merger Agreement; (ii) expiration or termination of any waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) absence of any law or order restraining, enjoining or otherwise prohibiting the Merger; and (iv) absence of a Company Material Adverse Effect (as defined in the Merger Agreement).

On January 8, 2023, in connection with entry into the Merger Agreement, Parent entered into a Voting Agreement (the “Accenture Voting Agreement”) with Accenture LLP (“Accenture”), Accenture Holdings BV (“Accenture Holdings”) and Accenture plc (together with Accenture and Accenture Holdings, collectively, the “Accenture Signatories”), pursuant to which the Accenture Signatories have agreed, among other things, to vote their shares of Common Stock in favor of the adoption of the Merger Agreement and the approval of the Merger and against any other action, agreement or proposal which to their knowledge would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the transactions contemplated by the Merger Agreement. The Accenture Voting Agreement also includes certain restrictions on transfer of shares of Common Stock by the Accenture Signatories.

Additionally, on February 17, 2023, in connection with entry into the Merger Agreement, the Apax Signatories entered into a Voting Agreement (the “Apax Voting Agreement” and, together with the Accenture Voting Agreement, the “Voting Agreements”) with Parent, pursuant to which the Apax Signatories have agreed, among other things, to vote the 31,606,952 shares of Common Stock they own, and any additional shares of Common Stock or other voting securities of the Issuer acquired after the date of the Apax Voting Agreement and prior to the termination of the Apax Voting Agreement, in favor of the adoption of the Merger Agreement and the approval of the Merger and against any other action, agreement or proposal which to their knowledge would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the transactions contemplated by the Merger Agreement. The Apax Voting Agreement also includes certain restrictions on transfer of shares of Common Stock by the Apax Signatories.

The Voting Agreements will automatically terminate upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger and (iii) any modification, waiver or amendment to any provision of the Merger Agreement that is effected without the Accenture Signatories’ or Apax Signatories’ (as applicable) prior written consent and that (x) reduces the amount or changes the form or type of consideration payable to the Accenture Signatories or Apax Signatories (as applicable), reduces, or imposes any non-immaterial conditions, requirements or restrictions on, the Accenture Signatories’ or Apax Signatories’ (as applicable) right to receive the consideration payable to the Accenture Signatories or Apax Signatories, respectively, or that materially delays the timing of any such payment or (y) otherwise adversely affects the interests of the Accenture Signatories or Apax Signatories in any material respect.

The foregoing description of the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Voting Agreements, which are filed as Exhibit 11.1 and Exhibit 11.2, respectively, to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

11.1	Voting Agreement, dated January 8, 2023 by and among Disco Parent, LLC, Accenture LLP, Accenture Holdings BV and Accenture plc. (incorporated by reference to Exhibit 11 to the Schedule 13D filed by the Reporting Persons with an SEC filing date of January 18, 2023).

11.2	Voting Agreement dated February 17, 2023 by and among Disco Parent, LLC, Disco (Guernsey) Holdings L.P. Inc., and Disco (Guernsey) GP Co. Limited.

99.1	Joint Filing Agreement, dated January 17, 2023, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with an SEC filing date of January 18, 2023).

99.2	Agreement and Plan of Merger, dated January 8, 2023 by and among Disco Parent, LLC, Disco Merger Sub, Inc., and Duck Creek Technologies, Inc. (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons with an SEC filing date of January 18, 2023).*

*

The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Reporting Persons agree to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023	VISTA EQUITY PARTNERS FUND VIII, L.P.

	By:	Vista Equity Partners Fund VIII GP, L.P.
	Its:	General Partner

	By:	VEPF VIII GP, LLC
	Its:	General Partner

	By:	/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

VISTA EQUITY PARTNERS FUND VIII GP, L.P.

	By:	VEPF VIII GP, LLC
	Its:	General Partner

/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

VEPF VIII GP, LLC

/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

/s/ Robert F. Smith
Robert F. Smith